PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)

CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

AUGUST 31, 2011

(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian dollars)

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

CONDENSED CONSOLIDATED INTERIM STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

MANAGEMENT COMMENTS ON UNAUDITED
FINANCIAL STATEMENTS

The accompanying unaudited financial statements of Pan American Lithium Corp. for the six month periods ending August 31, 2011 and 2010 have been prepared by management and are the responsibility of the Company’s management. The financial statements for the period ended August 31, 2010 have not been reviewed by the Company’s external auditors.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
AS AT AUGUST 31, 2011 AND FEBRUARY 28, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

	August 31,	February 28,
	2011	2011

CURRENT ASSETS

Cash	$175,415	$165,165
Amounts receivable and prepaid expenses	89,295	69,077

Total Current Assets	264,710	234,242

MINERAL PROPERTIES (Note 4)	4,680,415	4,441,553

TOTAL ASSETS	4,945,125	4,675,795

LIABILITIES AND STOCKHOLDERS’ EQUITY

Current Liabilities
Accounts payable and accrued liabilities	$536,693	$396,746
Due to related parties (Note 7)	87,477	-

Total Current Liabilities	624,170	396,746

Stockholders’ Equity

SHARE CAPITAL (Note 5)	7,259,061	6,674,338
CONTRIBUTED SURPLUS (Note 5)	2,207,235	2,140,069
ACCUMULATED OTHER COMPREHENSIVE LOSS (Note 6)	(318,884)	(338,549)
DEFICIT	(4,826,457)	(4,196,809)

Total Stockholders’ Equity	4,320,955	4,279,049

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$4,945,125	$4,675,795

Going Concern (Note 1)
Commitments (Note 8)
Subsequent Events (Note 12)

APPROVED BY THE BOARD OF DIRECTORS:

“Ron Richman”

“Andrew Brodkey”

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2011 AND 2010
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

	For the Three Months ended		For the Six Months ended
	August 31,		August 31,
	2011	2010	2011	2010
EXPENSES
Advertising and promotion	$757	$-	$2,192	$33,433
Bank Charges	765	780	996	1,822
Investor communications	103,961	114,781	174,356	247,722
Management fees	138,029	181,057	281,021	328,965
Office and miscelleneous	14,806	7,889	24,687	19,382
Professional fees	69,747	46,237	104,645	108,719
Rent	3,143	4,080	7,181	8,085
Stock based compensation	4,455	169,058	50,265	474,180
Stock transfer and filing fees	27,186	2,050	36,515	9,005
Travel	30,056	20,402	40,879	35,091
LOSS BEFORE OTHER ITEMS	(392,905)	(546,334)	(722,737)	(1,266,404)

OTHER ITEMS
Unrealized gain on derivative liability	1,928	-	93,089	-
Loss on foreign exchange	-	(1,902)	-	(23,482)
	1,928	(1,902)	93,089	(23,482)
NET LOSS FOR THE PERIOD	(390,977)	(548,236)	(629,648)	(1,289,886)
Unrealized gain on foreign exchange	45,395	-	19,665	-
COMPREHENSIVE LOSS FOR THE PERIOD	(345,582)	(548,236)	(609,983)	1,289,886)
DEFICIT, BEGINNING OF PERIOD	(4,435,480)	(2,442,910)	(4,196,809)	(1,701,260)
DEFICIT, END OF PERIOD	$(4,826,457)	$(2,991,146)	$(4,826,457)	$(2,991,146)
BASIC AND DILUTED NET LOSS PER SHARE FOR THE PERIOD	$(0.009)	$(0.017)	$(0.016)	$(0.040)
WEIGHTED AVERAGE NUMBER OF COMMON SHARES	41,625,188	32,668,070	39,869,898	32,595,022

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDER’S EQUITY
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

				Accumulated
	Common Shares			Other		Total
	Without Par Value		Contributed	Comprehensive		Shareholder
	Shares	Amount	Surplus	Loss	Deficit	Equity

Balance, March 1, 2010	32,264,362	$6,325,884	$1,025,267	$-	$(1,701,261)	$5,649,890
Exercise of stock options	225,000	33,750	-	-	-	33,750
Exercise of agent warrants	178,708	35,313	-	-	-	35,313
Stock-based compensation		-	474,180	-	-	474,180
Transfer from contributed		-	-	-	-	-
surplus on:
Stock option exercise		28,571	(28,571)	-	-	-
Agent warrant exercise		9,799	(9,799)	-	-	-
Loss for the period		-	-	-	(1,289,886)	(1,289,886)
Balance, August 31, 2010	32,668,070	$6,433,317	$1,461,077	$-	$(2,991,147)	$4,903,247

					Accumulated
	Common Shares				Other		Total
	Without Par Value		Contributed	Subscriptions	Comprehensive		Shareholder
	Shares	Amount	Surplus	Received	Loss	Deficit	Equity

February 28, 2011	38,100,943	$6,674,338	$2,140,069	$-	$(338,549)	$(4,196,809)	$4,279,049
Issued in exchange	243,810	36,419	-	-	-	-	36,419
for services
Issued in a private placement	4,076,667	548,304	-	-	-	-	548,304
Stock-based compensation		-	50,265	-	-	-	50,265
Agent warrants issued in		-	16,901	-	-	-	16,901
private placement
Unrealized gain on		-	-	-	19,665	-	19,665
fx translation
Loss for the period		-	-	-	-	(629,648)	(629,648)
Balance, August 31, 2011	42,421,420	$7,259,061	$2,207,235	$-	$(318,884)	$(4,826,457)	$4,320,955

The accompanying notes are an integral part of these condensed consolidated interim financial statements

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS
FOR THE THREE AND SIX MONTHS ENDED AUGUST 31, 2011 AND 2010
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

	For the Six Months
	Ended August 31,
	2011	2010
CASH PROVIDED BY (USED IN):
OPERATING ACTIVITIES
Net loss for the period	$(629,648)	$(1,289,886)
Operating items not involving cash:
Unrealized gain on derivative liability	(93,089)	-
Non cash investor communications expense	36,419	-
Stock based compensation	50,265	474,180
	(636,053)	(815,706)
Changes in working capital items:
Amounts receivable	(667)	24,746
Prepaid expenses	(19,551)	-
Accounts payable and accrued liabilities	54,237	(16,934)
Due to related parties	81,626	-

	(520,408)	(807,894)
FINANCING ACTIVITIES
Share issue costs	(46,295)	-
Proceeds from issuance of shares	611,500	69,064
	565,205	69,064
INVESTING ACTIVITIES
Deferred exploration expenditures	(34,547)	(472,448)
	(34,547)	(472,448)

CHANGE IN CASH	10,250	(1,211,278)

CASH, BEGINNING OF PERIOD	165,165	1,637,451

CASH, END OF PERIOD	$175,415	$426,173

SUPPLEMENTAL CASH FLOW INFORMATION
Shares issued for mineral property	$-	$-
Shares issued for services	$36,419	$-

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

1.	NATURE OF BUSINESS AND CONTINUANCE OF OPERATIONS

Pan American Lithium Corp., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange (“TSX-V”) and trades under the symbol PL. The address of the Company’s corporate office and its principal place of business is 3040 N. Campbell Avenue, Tucson, AZ, United States.

Pan American Lithium Corp. (the “Company”) was incorporated on September 18, 2006 under the laws of British Columbia. The Company’s principal business activities include the acquisition, exploration and development of mineral properties. At August 31, 2011, the Company had not yet determined whether the properties contain ore reserves that are economically recoverable. The recoverability of amounts shown for mineral properties and related deferred exploration costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, the ability of the Company to obtain necessary financing to complete the development, and upon future profitable production or proceeds from the disposition of the mineral property.

For the period from incorporation on September 18, 2006 to August 31, 2011, the Company incurred losses and has a deficit of $4,826,457. The Company's ability to continue its operations and to realize assets at their carrying values is dependent upon obtaining additional financing and generating revenues sufficient to cover its operating costs.

These condensed consolidated interim financial statements do not give effect to any adjustments which would be necessary should the Company be unable to continue as a going concern and therefore be required to realize its assets and discharge its liabilities in other than the normal course of business and at amounts different from those reflected in these financial statements.

2.	SIGNIFICANT ACCOUNTING POLICIES

	a)	Basis of presentation

These condensed consolidated interim financial statements are prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting under International Financial Reporting Standards (“IFRS”) issued by the International Accounting Standards Board. These condensed consolidated interim financial statements follow the same accounting policies and methods as our condensed consolidated interim financial statements for the three months ended May 31, 2011. Subject to certain IFRS transition elections disclosed in the condensed consolidated interim financial statement for the three month ended May 31, 2011, the Company has consistently applied the same accounting policies. These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting and do not contain all of the information required for full annual financial statements. The condensed interim financial statements should be read in conjunction with our Canadian GAAP annual financial statements for the year ended February 28, 2011 and our interim financial statements for the quarter ended May 31, 2011 prepared in accordance with IFRS applicable to interim financial statements.

The unaudited condensed consolidated interim financial statements were authorized for issuance by the Board of Directors on October 31, 2011.

These condensed consolidated financial statements are prepared on a consolidated basis and include the accounts of the Company and its 99% owned subsidiary SALICO (see Note 4) which owns mineral interests located in Chile. All inter-company transaction and balances have been eliminated upon consolidation.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	b)	Measurement Basis

These consolidated condensed interim financial statements are prepared on the historical cost basis except for certain financial instruments, which are measured at fair value as explained in the accounting policies set out in Note 2. All amounts are expressed in Canadian dollars unless otherwise stated.

	c)	Use of estimates

The preparation of these financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the related notes to the financial statements. Significant areas requiring the use of management estimates include the recoverability of mineral properties, exploration assets, asset retirement obligations, deferred income tax asset valuations, and assumptions used in valuing options and warrants. Actual results could differ from those estimates.

	d)	Cash and cash equivalents

The Company considers all highly liquid instruments with a maturity of three months or less at the time of issuance to be cash equivalents.

	e)	Mineral properties

Mineral property acquisition costs and exploration and evaluation expenditures are recorded at cost. When shares are issued as part of mineral property exploration costs, they are valued at the closing share price on the date of issuance unless the fair value of goods or services received is determinable. Payments relating to a property acquired under an option or joint venture agreement, where payments are made at the sole discretion of the Company, are recorded in the accounts upon payment.

Option payments received are treated as a reduction of the carrying value of the related mineral property until the Company’s option and/or royalty payments received are in excess of costs incurred and then are credited to operations.

All expenditures related to the cost of exploration and evaluation of mineral properties including acquisition costs for interests in mineral claims are classified and capitalized as intangible assets until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated useful life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse, abandoned or determined to be impaired.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company when all terms of agreements have been met, there can be no assurance that such title will ultimately be secured.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	f)	Impairment of non-financial assets

Mineral property exploration interests are regularly tested for recoverability or whenever events or changes in circumstances indicate that its carrying amount may not be recoverable. Impairment of a mineral property exploration interests is generally considered to have occurred if one of the following factors are present: the rights to explore have expired or are near to expiry with no expectation of renewal, no further substantive expenditures and planned, exploration and evaluation work is discontinued in an area for which commercially viable quantities have not been discovered, indications in an area with development likely to proceed that the carrying amount is unlikely to be recovered in full by development or by sale.

The recoverable amount is the higher of an asset’s fair value less cost to sell or its value in use. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. Value in use is determined using discounted estimated future cash flows of the relevant asset. For the purpose of measuring recoverable amounts, assets are grouped at the lowest levels for which there are separately identifiable cash flows which are cash-generating units.

The Company evaluates impairment losses for potential reversals when events or circumstances warrant such consideration.

	g)	Provisions

Provisions are recorded when a present legal or constructive obligation exists as a result of past events where it is probably that an outflow of resources embodying economic benefits will be required to settle the obligation, and a reliable estimate of the amount can be made. If the effect is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. At each financial position reporting date presented the Company has not incurred any decommissioning costs related to the exploration and evaluation of its mineral properties and accordingly no provision has been recorded for such site reclamation or abandonment.

	h)	Government assistance

B.C. mining exploration tax credits for certain exploration expenditures incurred in B.C. are treated as a reduction of the exploration and development costs of the respective mineral property at the time receipt is determined to be reasonably assured.

	i)	Flow-through shares

The Company finances some exploration expenditures through the issuance of flow-through shares. The resource expenditure deductions for income tax purposes are renounced to investors in accordance with the appropriate income tax legislation. When the common shares are offered, the difference (“premium”) between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a flow-through share related liabilities which is reversed into the statement of loss within other income when the eligible expenditures are incurred. The amount recognized as flow-through share related liabilities represented the difference between the fair value of the common shares and the amount the investor pays for the flow-through shares.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	j)	Income taxes

The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on temporary differences which arise between the accounting basis and the tax basis of various assets and liabilities, and are measured using substantively enacted tax rates and laws expected to apply when these differences reverse. A valuation allowance is provided for any future income tax assets if it is more likely than not that the asset will not be realized.

	k)	Share-based payments

The Company records all share-based payments at their fair value. The share-based compensation costs are charged to operations over the stock option vesting period and agents’ options and warrants issued in connection with common share placements are recorded at their fair value on the date of issue as share issuance costs. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of stock options expected to vest. On the exercise of stock options and agents’ options and warrants, share capital is credited for consideration received and for fair value amounts previously credited to contributed surplus. The Company uses the Black-Scholes option pricing model to estimate the fair value of share-based compensation.

	l)	Loss per share

Basic loss per share is computed by dividing net loss available to common shareholders by the weighted average number of common shares outstanding during the period. The Company applies the treasury stock method in calculating diluted loss per share. The treasury method assumes that proceeds received from the exercise of stock options and warrants are used to repurchase common shares at the prevailing market rate. Stock options and warrants are dilutive when the average market prices of the common shares during the year exceed the exercise prices of the options and warrants. Diluted loss per share excludes all dilutive potential common shares if their effect is anti-dilutive.

	m)	Financial instruments

The Company's financial instruments include cash, accounts payable, and due to related parties. The fair values of these financial instruments approximate their carrying values because of their current nature. The Company is not exposed to derivative financial instruments.

The Company classifies financial assets and liabilities as fair value through profit or loss (“FVTPL”), available-for-sale, held-to maturity, loans and receivables or other financial liabilities depending on their nature. Financial assets and financial liabilities are recognized at fair value on their initial recognition.

The Company classified its cash as FVTPL and accounts payable and due to related parties as other financial liabilities.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES - continued

	n)	Comprehensive income

Comprehensive income reflects net income and other comprehensive income for the period. Other comprehensive income includes changes in unrealized foreign currency translation amounts arising from self-sustaining foreign operations, unrealized gains and losses on available-for-sale assets and changes in the fair value of derivatives designated as cash flow hedges to the extent they are effective.

	o)	Change in functional currency

Effective March 1, 2010, the Company changed, on a prospective basis, its functional currency from the Canadian dollar to the U.S. dollar. As a result of the acquisitions of the Company’s Chilean and Mexican mineral properties, a significant portion of the Company’s assets, liabilities, and expenses are denominated in US dollars. Prior to March 1, 2010, the Company’s operations were measured in Canadian dollars. The Canadian dollar has been retained as the Company’s reporting currency.

	p)	Translation of foreign currencies and foreign subsidiaries

The Company’s integrated Chilean foreign subsidiary is financially and operationally dependent on the Company. The Company uses the temporal method to translate the accounts of its integrated foreign operations into US dollars, the Company’s functional currency. Monetary assets and liabilities are translated at the exchange rates in effect at the balance sheet date. Non-monetary assets and liabilities are translated at historical rates. Revenues and expenses are translated at rates in effect during the period, except for amortization, which is translated on the same basis as the related assets. The resulting exchange gains or losses are recognized in income.

	q)	Share issue costs

Professional, consulting, regulatory and other costs directly attributable to financing transactions are recorded as deferred financing costs until the financing transactions are completed, if the completion of the transaction is considered likely; otherwise they are expensed as incurred. Share issue costs are charged to share capital when the related shares are issued. Deferred financing costs related to financing transactions that are not completed are charged to expenses.

	r)	Comparative Figures

The comparative figures for 2010 have been reclassified to ensure comparability with those of the current year.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

3.	NEW ACCOUNTING PRONOUNCEMENTS

Certain new standards, interpretations and amendments to existing standards have been issued by the IASB or the International Financial Reporting Interpretations Committee (“IFRIC”) that are mandatory for accounting periods beginning after January 1, 2010, or later periods. Some updates that are not applicable or are not consequential to the Company may have been excluded from the list below.

a)           New accounting standards effective January 1, 2012

Amendments to IFRS 7 Financial Instruments: Disclosures - In October 2010, the IASB issued amendments to IFRS 7 that improve the disclosure requirements in relation to transferred financial assets. The amendments are effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated interim financial statements.

IAS 12 Income taxes - In December 2010, the IASB issued an amendment to IAS 12 that provides a practical solution to determining the recovery of investment properties as it relates to the accounting for deferred income taxes. This amendment is effective for annual periods beginning on or after July 1, 2011, with early adoption permitted. The Company does not anticipate this amendment to have a significant impact on its condensed consolidated interim financial statements.

b)           New accounting standards effective January 1, 2013

IFRS 9 Financial Instruments - IFRS 9 was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: Amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments and such instruments are either recognized at the fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss to the extent not clearly representing a return of investment; however, others gains and losses (including impairments) associated with such instruments remain in accumulated other comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

In May 2011, the IASB issued the following standards which have not yet been adopted by the Company:

IFRS 10 Consolidated Financial Statements - IFRS 10 requires an entity to consolidate an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Under existing IFRS, consolidation is required when an entity has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. IFRS 10 replaces SIC-12 Consolidation - Special Purpose Entities and parts of IAS 27 Consolidated and Separate Financial Statements.

IFRS 11 Joint Arrangements - IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venturer will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes IAS 31 Interests in Joint Ventures and SIC-13 Jointly Controlled Entities - Non-monetary Contributions by Venturers.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

3.	NEW ACCOUNTING PRONOUNCEMENTS - continued

IFRS 12 Disclosure of Interests in Other Entities - IFRS 12 establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity’s interests in other entities.

IFRS 13 Fair Value Measurement - IFRS 13 is a comprehensive standard for fair value measurement and disclosure requirements for use across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset, or paid to transfer a liability in an orderly transaction between market participants, at the measurement date. It also establishes disclosures about fair value measurement. Under existing IFRS, guidance on measuring and disclosing fair value is dispersed among the specific standards requiring fair value measurements and in many cases does not reflect a clear measurement basis or consistent disclosures.

Amendments to other standards - In addition, there have been other amendments to existing standards, including IAS 27 Separate Financial Statements and IAS 28 Investments in Associates and Joint Ventures. IAS 27 addresses accounting for subsidiaries, jointly controlled entities and associates in non-consolidated financial statements. IAS 28 has been amended to include joint ventures in its scope and to address the changes in IFRS 10 to IFRS 13.

Each of the new standards, IFRS 9 to 13 and the amendments to other standards, is effective for annual periods beginning on or after January 1, 2013 with early adoption permitted. The Company has not yet begun the process of assessing the impact that the new and amended standards will have on its condensed consolidated interim financial statements or whether to early adopt any of the new requirements.

4.	MINERAL PROPERTIES

	August 31,	February 28,
	2011	2011

Salico Lithium Properties, Atacama Region III, Chile

Acquisition cost	$-	$-
Assay reports	-	11,668
Claims expense	-	71,575
Site maintenance	159,724	489,415
Technical report	5,653	24,769
Hydrology	21,480	-
Mapping	536	-
Trenching	18,398	-
Change in foreign exchange (Note 2o)	26,428	(272,762)
	232,219	324,665
Balance, beginning of the period	4,051,792	3,727,127
Balance, end of period	$4,284,011	$4,051,792

Cerro Prieto Lithium Property, Mexico

Acquisition cost	$-	$-
Site maintenance	5,823	150,089
Change in foreign exchange (Note 2o)	820	(23,153)
	6,643	126,936
Balance, beginning of the year	389,761	262,825
Balance, end of year	$396,404	$389,761

Total Mineral Properties	$4,680,415	$4,441,553

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES - continued

Chilean Lithium Properties

The Company entered into a Securities Exchange Agreement dated August 18, 2009 and amended September 18, 2009 (“Agreement”) with Sociedad Gareste Limitada (“Gareste”), a private limited liability company organized under the laws of Chile, which owned nine lithium salar concessions (the “Properties” ) located in Chile. Under the terms of the agreement, Gareste organized a new Chilean limited liability company (“SALICO”) and transferred the Properties to SALICO subject to a net smelter return royalty. The Company consummated an agreement to purchase 99% of the interests of SALICO from the owners thereof in consideration for the Company issuing 10,494,000 common shares to such interest holders at a fair value of $3,148,200. In connection with the Agreement the Company issued 613,333 finders shares with a fair value of $184,000. The fair value of the finders shares has been included in the acquisition costs. The Company has also agreed to pay US$50,000 to Gareste on signing to cover costs incurred in connection with the formation and organization of SALICO. In addition, the Company has agreed to pay a monthly fee of US$25,000 to compensate Gareste for the general and administrative costs. The Company completed the acquisition on December 4, 2009.

In connection with the closing of the acquisition, Salico granted a 2% net smelter return royalty to the vendor on future production from eight salars, and a 2% net smelter return royalty to another vendor on one salar, payable following commencement of commercial production to a maximum of US$6 million on a per salar basis. Prior to commencement of commercial production at any salar, Salico may re-purchase one-half of each net smelter return royalty for US$2 million on a per salar basis. At the Piedra Parada salar, where Salico obtained contractual rights to exploit lithium and light metals, Salico granted a 2% net smelter return royalty to the owner on the proceeds from the sale of lithium and light metals to a maximum of US$6 million. Salico is obligated to pay the owner a payment of US$2,000 per month as a lease and rental remittance fee to maintain the Piedra Parada concessions through the exploration stage, which payments will increase to US$5,000 per month at such time as these concessions are converted to exploitation status. Subsequent and subject to the agreement with SALICO, the owner of the Piedra Parada mineral concessions conveyed such concessions and the right to receive the maintenance payment described herein, to Zoro Mining Corp. (OTCBB:ZORM), a publicly traded mining company with one director and 2 officers in common with the Company.

Mexican Lithium Property

The Company entered into a Share Option Agreement (the “Option Agreement”) dated December 18, 2009 among the Company, Escondidas Internacional S.A. de C.V. (“Escondidas”) and the shareholders of Escondidas (the “Shareholders”) whereby, among other things, the Shareholders granted an Option to the Company to acquire 76% of the shares of Escondidas.

In consideration, the Company paid $200,000 to Escondidas upon execution of the agreement, and agreed to pay $25,000 per month until the earlier of closing or termination of the agreement. Upon closing the Company will pay an additional $50,000 to Escondidas. In addition, the agreement calls for cash payments to the Shareholders as follows; $125,000 on the closing date, $500,000 six months from the closing date, $500,000 twelve months from the closing date, and $750,000 eighteen months from the closing date. Upon closing, the agreement also calls for the issuance of 10,300,000 common shares and 7,500,000 warrants to the Shareholders. Each warrant will be exercisable for one common share up to two years from closing.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

4.	MINERAL PROPERTIES - continued

Subsequently, the Company entered into an amended agreements changing the terms of the Option Agreement originally dated December 18, 2009. Under the terms of the amended agreements:

	i.	The closing date is changed from June 30, 2010 to October 31, 2011 (subsequently amended to April 30, 2012); and

	ii.	The number of shares issued to the shareholders is reduced from 10,300,000 to 5,000,000; and

	iii.	The number of warrants issued to the shareholders is reduced from 7,500,000 to 5,000,000; and

	iv.	The date of the obligated payment of $500,000 is amended from 6 months from the closing date to 6 months from the commencement of commercial production; and

	v.	The date of the obligated payment of $500,000 is amended from 12 months from the closing date to 12 months from the commencement of commercial production; and

	vi.	The date of the obligated payment of $750,000 is amended from 18 months from the closing date to 18 months from the commencement of commercial production; and

	vii.	The monthly obligated payment is reduced from $25,000 to $1, 000.

5.	SHARE CAPITAL

	a)	Authorized

100,000,000 common shares without par value.

	b)	Issued and outstanding – see Statement of Changes in Shareholders’ Equity

The details for the common share issuances during the six months ended August 31, 2011 are as follows:

		i)	The Company issued 243,810 shares of common stock in connection with an investor relations service agreement.

ii)

On June 16, 2011 the Company completed a non-brokered private placement of 4,076,667 “Units” at $0.15 per unit for gross proceeds of $611,500, of which $100,000 in subscriptions was received prior to May 31, 2011. Each unit consists of one common share and one common share purchase warrant, entitling the purchaser to acquire one additional common share at an exercise price of $0.25 per common share until June 16, 2013. In connection with the offering, the Company paid a cash finder’s fee of $39,650, incurred share issuance cost of $6,145, and issued 267,666 warrants. Each warrant entitles the finder to acquire one additional common share at an exercise price of $0.25 per Common Share until June 16, 2013. The agent warrants were valued at $16,901 based on the Black-Scholes model using the following assumptions: volatility – 122%, expected life of option – 2 years, dividends – 0%, and risk free rate of 1.45%.

The details for the common share issuances during the year ended February 28, 2011 are as follows:

i)

The Company received proceeds of $33,750 for the exercise of 225,000 stock options at $0.15, $23,160 for the exercise of 154,402 stock purchase warrants at $0.15, and $12,153 for the exercise of 24,306 stock purchase warrants at $0.50.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL - continued

	b)	Issued and outstanding – see Statement of Changes in Shareholders’ Equity - continued

ii)

On September 29, 2010 and October 4, 2010, pursuant to a private placement, the Company issued 5,432,873 shares in two tranches at $0.15 for total proceeds of $814,931 before share issue costs. Each unit is comprised of one share and one share purchase warrant. Each warrant is exercisable into one share at $0.25 per share for a period of two years from the date of issuance. The proceeds of $0.15 per share were allocated based on fair value as follows; $0.083 to stock and $0.067 to warrants. In connection with the private placement, the Company incurred share issue costs consisting of legal and regulatory expenses of $18,143, finder’s fees of $87,910, and $105,665 of non cash expense based on the Black-Scholes valuation of the finder’s warrants.

	c)	Escrow shares

Pursuant to an escrow agreement dated July 31, 2008, the Company had common shares of 3,990,000 held in escrow at February 28, 2009. Under the escrow agreement, 10% of the shares will be released upon issuance of the Final Exchange Bulletin for the TSX's acceptance of the Offering, and 15% will be released every six months thereafter for a period of thirty-six months.

DATE	Released	Remaining
15-Jun-09	399,000	3,591,000
15-Dec-09	598,500	2,992,500
15-Jun-10	598,500	2,394,000
15-Dec-10	598,500	1,795,500
15-Jun-11	598,500	1,197,000
15-Dec-11	598,500	598,500
15-Jun-12	598,500	-

As at August 31, 2011, 1,197,000 shares remain in escrow.

d)	Stock options

The Company has adopted an incentive share option plan for granting options to directors, employees and consultants, under which the total outstanding options are limited to 10% of the outstanding common shares of the Company. The directors, subject to the policies of the TSX Venture Exchange, impose terms upon which each option shall become vested.

A summary of the status of the stock option plan as of August 31, 2011 and February 28, 2011 and changes during the periods then ended is presented below:

	August 31, 2011		February 28, 2011
	Options	Weighted Average	Options	Weighted Average
	Outstanding	Exercise Price	Outstanding	Exercise Price

Opening balance	2,650,000	$0.40	1,775,000	$0.34
Granted	-	-	1,900,000	$0.53
Exercised	-	-	(225,000)	$0.15
Forfeited	-	-	(800,000)	$0.39
Ending balance	2,650,000	$0.40	2,650,000	$0.40

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL - continued

d)	Stock options - continued

The Company had the following share purchase options outstanding and exercisable:

	August 31, 2011
Quantity		Exercise
Outstanding	Exercisable	Price	Expiry Date

300,000	300,000	$0.15	September 15, 2013
750,000	750,000	$0.50	January 15, 2015
351,200	329,175	$0.55	April 21, 2015
200,000	200,000	$0.55	April 9, 2020
98,800	98,800	$0.55	April 21, 2020
950,000	950,000	$0.30	May 26, 2020

2,650,000	2,627,975

The weighted average contract life remaining on the above options is 5.78 years (February 28, 2011 – 6.28 years).

The Company uses the Black-Scholes Option Pricing Model (the “Model”) to calculate the fair value of stock options granted. The Model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

There were no options granted during the six months ended August 31, 2011

Total stock-based compensation for the six months ended August 31, 2011 was $50,265 (2010 - $474,180) and was expensed to operations and included in contributed surplus for options granted to directors, officers, and consultants of the Company.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

5.	SHARE CAPITAL - continued

e)	Warrants

		Weighted Average
	Number of	Exercise
	Warrants	Price

Balance, February 28, 2010	5,895,007	$0.49

Agent’s warrants granted	529,567	$0.25
Warrants granted with private placement	5,432,873	$0.25
Less: exercised	(178,708)	$0.20
Less: expired	-
Balance, February 28, 2011	11,678,739	$0.37

Warrants granted with private placement	4,076,667	$0.25
Agent’s warrants granted	267,666	$0.25

Less: expired	(5,716,299)	$0.50
Balance, August 31, 2011	10,306,773	$0.25

During the six months ended August 31, 2011, an aggregate of 4,344,333 warrants were issued at a price of $0.25 and 5,716,299 warrants had expired. No warrants were exercised.

Details of share purchase warrants outstanding as of August 31, 2011 and February 28, 2011 are:

Number of Warrants Outstanding and
Exercisable		Exercise Price
August 31, 2011	February 28, 2011	per Share	Expiry Date

-	33,370	$0.15	July 24, 2011
-	758,530	$0.50	June 4, 2011
-	4,924,399	$0.50	June 4, 2011
349,800	349,800	$0.25	September 29, 2012
3,532,397	3,532,397	$0.25	September 29, 2012
1,900,476	1,900,476	$0.25	October 4, 2012
179,767	179,767	$0.25	October 4, 2012
4,076,667	-	$0.25	June 16, 2013
267,666	-	$0.25	June 16, 2013
10,306,773	11,678,739

6.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	August 31, 2011	February 28, 2011

Balance - Beginning of year	$(338,549)	$-

Unrealized gain on foreign exchange translation	19,665	(338,549)

Balance - End of year	$(318,884)	$(338,549)

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

7.	RELATED PARTY TRANSACTIONS AND BALANCES

As of August 31, 2011 and 2010 the Company has identified its directors and certain senior officers as its key management personnel and the compensation costs for key management personnel and companies related to them were recorded at their exchange amounts as agreed upon by transacting parties and on terms and conditions similar to non-related parties as follows:

	a)	Management fees of $ Nil (August 31, 2010 - $7,000) were incurred to a company controlled by a former director and officer.

	b)	Management fees of $67,843 (August 31, 2010 - $70,022) were incurred to an officer and director and a balance of $33,530 was owing to this party as at August 31, 2011 (February 28, 2011: $Nil).

	c)	Management fees of $12,605 (August 31, 2010 - $11,346) were incurred to two directors and a balance of $3,480 was owing to these parties as at August 31, 2011 (February 28, 2011: $Nil).

	d)	Management fees of $23,794 (August 31, 2010 - $26,518) were incurred to an officer.

e)

Management fees of $17,163 (August 31, 2010 - $15,376) were incurred to a company in which a director and officer is general manager and a balance of $26,929 was owing to this party as at August 31, 2011 (February 28, 2011: $Nil).

f)

Management fees of $35,450 (August 31, 2010 - $37,117) were incurred to a company controlled by a director and a balance of $17,687 was owing to this party as at August 31, 2011 (February 28, 2011: $Nil).

	g)	Management fees of $22,208 (August 31, 2010 - $29,242) were incurred to an officer.

h)

Deferred exploration costs of $11,705 (August 31, 2011 - $22,532) were incurred to a company with one director and two officers in common and a balance of $5,851 was owing to this party as at August 31, 2011 (February 28, 2011: $Nil).

	i)	As at August 31, 2011, accrued liabilities include $112,151 (February 28, 2011 - $183,747) for unissued stock options to the President and CEO of the Company (see Note 8(a)).

8.	COMMITMENTS

a.

Pursuant to the incentive stock option plan, the Company has agreed to issue 1,500,000 stock options to the President and CEO. As of August 31, 2011, 975,000 of these options have not been issued. As at August 31, 2011, the Company re measured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $71,596 and reduced the corresponding accrued liability. The Company has included $112,151 in accrued liabilities for these unissued stock options.

b.

On September 1, 2010, the Company entered into an agreement with a consultant to provide the Company with financial advisory services for a period of six months commencing on September 1, 2010 for a fee of $5,000 per month and 100,000 stock options if the consultant secures private placement funding of $500,000 or more. As of August 31, 2011 the consultant had earned the 100,000 stock options but they had not been delivered due to plan limitations. Subsequent to August 31, 2011, the Company granted 100,000 stock options to the consultant of which 50% of the 100,000 stock options vest on date of grant and the remaining 50% vest a year after date of grant. The Company has included $5,887 in accrued liabilities and $2,878 unrealized loss on derivative liability for these stock options to be granted in subsequent period.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

8.	COMMITMENTS - continued

c.

On November 1, 2010 the Company entered into an agreement with a consultant to provide international business development and financial advisory services in exchange for 500,000 options to purchase shares of the Company’s common stock. 250,000 options were to be delivered on signing and 250,000 on the first anniversary. Due to plan limitations, the options have not been delivered. As at August 31, 2011, the Company re measured the accrued liability at fair value and as a result recorded an unrealized gain on derivative liability of $24,371 and reduced the corresponding accrued liability. As of August 31, 2011, the Company has included $6,103 in accrued liabilities for these unissued stock options.

d.

On February 14, 2011, the Company entered into a property purchase agreement with Sociedad Gareste Limitada (“Gareste”) to acquire 16 mineral claims covering an area of approximately 4,200 hectares in Chile in consideration for 2,000,000 common shares upon closing to Gareste. The closing date shall be no later than December 31, 2011. In connection with the purchase, a 2% net smelter return royalty (“NSR”) on the sale of production will be granted in favour of Gareste, capped at US$6 million. At any time prior to the commencement of commercial production, the Company shall have the right to repurchase one-half, or a 1% NSR, for the sum of US$2million.

e.

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Maricunga project in consideration for cash payments totaling US$1.5 million and the issuance of 2 million common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

f.

On February 14, 2011, the Company entered into a binding letter of intent for a proposed joint venture and earn-in with Gareste, whereby, the Company was granted an option to acquire up to 80% interest in the Llanta project in consideration for cash payments totaling US$600,000 and the issuance of 900,000 common shares. In connection with the option, a 2% NSR royalty on the sale of production from the project will be granted, capped at U$6 million. At any time prior to the commencement of commercial production from the project, the Company shall have the right to repurchase one-half, or a 1% NSR, from Gareste, for the sum of US$2 million.

g.

On May 3, 2011, the Company entered into an agreement under which a consultant will provide corporate advisory, finance, and strategic planning advisory services to the Company for consideration of $7,500 per month in shares of the Company’s commons stock payable on a bi-monthly basis. The numbers of shares to be delivered shall be determined by dividing: (a) $15,000; by (b) the closing price of the shares on the exchange on the last trading day of each bi-monthly period, applying the maximum allowable discount under exchange policies applicable to private placements. As at August 31, 2011, 243,810 common shares has been issued pursuant to the agreement.

h.

During the year ended February 28, 2011 the Company entered into an agreement with a consultant to provide funding sources and financial advisory services. In the event of a consummated transaction with a target identified by the consultant during the twelve months of the engagement or withing the six month “tail period” that follows, the Company shall pay the consultant an advisory fee determined as follow: 5% of gross proceeds up to the first $10,000,000; 4% of the next $10,000,000; 3% of the next $10,000,000; 2% of the next $10,000,000; and 1% of the amount above $50,000,000.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

8.	COMMITMENTS - continued

i.

On June 23, 2011, the Company announced that it has selected CEOcast, Inc. (“CEOcast”) to lead its investor relations program. In this role, CEOcast will assist the Company in increasing exposure to the investment community, including individual investors, brokers and micro-cap institutional investors. Pursuant to the terms of the agreement dated June 21, 2011 the Company has agreed to retain the services of CEOcast for a period of twelve months that commenced June 21, 2011. In consideration for the services, the Company has agreed to pay CEOcast a monthly cash fee of US$10,000, with US$20,000 being payable on the signing of the agreement (for the first and last month payments) and subsequent US$10,000 payments being due on the twentieth day of each remaining month for the term of the agreement.

9.	MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the sourcing and exploration of mineral properties. The Company does not have any externally imposed capital requirements to which it is subject.

As at August 31, 2011 the Company had capital resources consisting mainly of cash. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may attempt to issue common shares or dispose of assets or adjust the amount of cash.

The Company’s investment policy is to invest its cash in instruments with high credit quality and terms to maturity selected to match the expected timing of expenditures from continuing operations.

The Company expects its current capital resources, together with the proceeds from planned additional equity fundraising, will be sufficient to carry out its exploration plans and operations through its next operating period.

10.	FINANCIAL INSTRUMENTS

Financial Instruments

The Company’s financial instruments consist of cash, accounts payable and amounts due to a director. The carrying amounts of these financial instruments are a reasonable estimate of their fair values because of their current nature.

The following table summarizes information regarding the carrying values of the Company’s financial instruments:

	August 31, 2011	February 28, 2011
FVTPL (i)	$175,415	165,165
Other financial liabilities (ii)	624,170	396,746

(i)	Cash
(ii)	Accounts payable and amounts due to related parties

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

10.	FINANCIAL INSTRUMENTS - continued

Fair values

The Company classifies its fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value as follows:

Level 1 –	Unadjusted quoted prices in active markets for identical assets or liabilities;

Level 2 –	Inputs other than quoted prices that are observable for the asset or liability either directly (i.e. as prices) or indirectly (i.e. derived from prices); and

Level 3 –	Inputs that are not based on observable market date.

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy:

				Total
	Level 1	Level 2	Level 3	2011
Cash	$175,415	-	-	175,415
Total assets measured at fair value	$175,415	-	-	175,415

The Company believes that the recorded values of all of our other financial instruments approximate their current fair values because of their nature and respective maturity dates or durations.

Credit Risk

The Company is not exposed to significant credit risk. Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due (Note 1). The Company manages liquidity risk through the management of its capital structure and financial leverage as outlined above.

The Company monitors its ability to meet its short-term exploration and administrative expenditures by raising additional funds through share issuance when required. All of the Company’s financial liabilities have contractual maturities of 30 days or are due on demand and are subject to normal trade terms. The Company does not have investments in any asset backed deposits.

Foreign Exchange Risk

The Company bears significant foreign exchange risk as the majority of the cash is held in US dollars. Interest Rate Risk The Company is not exposed to significant interest rate risk.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

11.	ADOPTION OF IFRS

a)	Transition to IFRS

The Company has adopted IFRS effective March 1, 2011 with a transition date of March 1, 2010. Prior to the adoption of IFRS the Company prepared its financial statements in accordance with Canadian GAAP.

The comparative information presented in these interim financial statements for the six months ended August 31, 2010, year ended February 28, 2011 have been prepared in accordance with the accounting policies referenced in Note 2. For disclosures and reconciliations related to the first time adoption of IFRS refer to the Company’s condensed consolidated interim financial statements for the three months ended May 31, 2011.

b)	Reconciliation between Canadian GAAP and IFRS

In preparing the Company’s statement of financial position for the August 31, 2010 period presented for comparative purposes management noted that adjustments related to flow-through shares were necessary to be made by the Company previously in its financial statements prepared in accordance with previous Canadian GAAP.

Flow-through shares

Under Canadian GAAP, when flow-through shares are issued, they are initially recorded in share capital at their issue price less the deferred tax liability related to the renounced expenditures. Under IFRS, flow-through shares are recognized based on the quoted price of the existing shares on the date the Company and the investors agree to the transaction. The difference (“premium”) between the amount recognized in common shares and the amount the investors pay for the shares is recognized as a flow-through share related liabilities which is reversed into the statement of loss within other income when the eligible expenditures are incurred. The amount recognized as flow-through share related liabilities represented the difference between the fair value of the common shares and the amount the investor pays for the flow-through shares.

The cumulative premium and renunciation adjustment as at March 1, 2010 related to flow-through shares issued before March 1, 2010 is $37,562. As at August 31, 2010 no additional cumulative premium and renunciation adjustment were identified under IFRS.

Share-based compensation

The Company adjusted the share-based compensation expense relating to performance based share options held by non-employee of the Company due to a change in measurement date under IFRS. As a result, an adjustment of $32,552 was required on the application of IFRS 2 at the transition date and an adjustment of $22,510 and $76,124 was required for the three months and six months ended August 31, 2011.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

11.	ADOPTION OF IFRS - continued

b)	Reconciliation between Canadian GAAP and IFRS - continued

The August 31, 2010 Canadian GAAP statement of financial position has been reconciled to IFRS as follows:

		Effect of
	August 31, 2010	IFRS	August 31,2010
Statement of Financial Position	Canadian GAAP	Transition	IFRS
Total Assets	$4,942,477	$-	$4,942,477

Total Liabilities	$39,230	$-	$39,230
Shareholders’ Equity
Share Capital	6,395,755	37,562	6,433,317
Contributed surplus	1,352,401	108,676	1,461,077
Deficit	(2,844,909)	(146,238)	(2,991,147)
Total Shareholders' Equity	4,903,247	-	4,903,247

Total Liabilities and Shareholders' Equity	$4,942,477	$-	$4,942,477

The August 31, 2010 Canadian GAAP statement of operations and comprehensive loss has been reconciled to IFRS as follows

	3 months ended	Effect of	3 months ended
Statement of Operations and	August 31, 2010	IFRS	August 31, 2010
Comprehensive Loss	Canadian GAAP	Transition	IFRS

Revenue	$-	$-	$-

Total Expenses	492,720	53,614	546,334
Total other items	1,902	-	1,902

Net loss and comprehensive loss	$494,622	$53,614	$548,236

	6 months ended	Effect of	6 months ended
Statement of Operations and	August 31, 2010	IFRS	August 31, 2010
Comprehensive Loss	Canadian GAAP	Transition	IFRS

Revenue	$-	$-	$-

Total Expenses	1,190,280	76,124	1,266,404

Total other items	23,482	-	23,482

Net loss and comprehensive loss	$1,213,762	$76,124	$1,289,886

There are no material differences between the consolidated statement of cash flows presented under IFRS and the consolidated statement of cash flows presented under previous Canadian GAAP.

PAN AMERICAN LITHIUM CORP.
(An Exploration Stage Company)
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE THREE MONTHS AND SIX MONTHS ENDED AUGUST 31, 2011
(UNAUDITED – PREPARED BY MANAGEMENT)
(Expressed in Canadian Dollars)

12.	SUBSEQUENT EVENTS

a)

On September 15, 2011, the Company announced that it had closed a private placement with POSCO Canada Ltd. ("POSCAN"). Upon closing, the Company issued 10,522,090 common shares to POSCAN at the price of $0.136 per common share, resulting in gross proceeds to the Company of $1,431,004. Following the closing POSCAN holds 19.87% of the issued and outstanding common shares of the Company. The Company also announced that while POSCAN owns more than 10% of the Company’s issued and outstanding common shares, the Company has appointed a director nominated by POSCAN; the Company will require approval from the nominee for certain corporate actions; and POSCAN will have a pre-emptive right to purchase a pro rata share of any new securities offered by the Company.

b)

On September 23, the Company granted 2,125,000 incentive stock options under the Rolling Stock Option Plan to Company directors, officers, employees and consultants, in which each option is exercisable at $0.15 per share until September 22, 2021.

d)

On October 3, 2011 the Company entered into an agreement with a consultant to provide the Company with geological, hydrological, mapping, geophysics, sampling, drilling and laboratory consulting services. The Company agreed to issue common shares for services rendered. Pursuant to the agreement, the Company issued 350,082 common shares to the consultant for services rendered totaling US$41,631.00.

e)

On October 4, 2011 the Company engaged a consultant to raise up to $3,000,000 by way of a short form prospectus offering and agreed to pay the consultant a cash commission of 8% of gross proceeds received and issue warrants equal to 8% of the number of units sold under the offering.

f)	On October 11, 2011, the Company entered into several agreements with unrelated parties to settle up to $200,365 in debt in exchange for 1,335,768 common shares of the Company.